EXHIBIT (a)(5)


                                     FORM OF
                        PROMISE TO GRANT STOCK OPTION(S)


TO:  _________________________

         In exchange for your agreement to cancel certain stock options ("Old Option(s)") you received from Resonate Inc. ("Resonate"), Resonate hereby promises to grant you a stock option or options, as applicable, covering [_________] shares of Resonate's common stock on January 31, 2002 (the "New Option(s)"), which is the same number of shares subject to the options which you tendered for exchange and which were cancelled on July 30, 2001. The exercise price of each New Option will be the closing price of Resonate's common stock as listed on the Nasdaq National Market on January 31, 2002, except as otherwise set forth in the Exchange Offer Documents (as defined below). Each New Option will vest according to the same vesting schedule as the Old Option it replaces, subject to your continued employment with Resonate, as described below. Each New Option will otherwise be subject to the standard terms and conditions under Resonate's 2000 Stock Plan and applicable form of stock option agreement.

         Prior to the grant of New Options on or about January 31, 2002, it is possible that Resonate might effect or enter into a merger or other similar transaction whereby Resonate would be acquired by another company. This promise to grant stock options (this "Promise") is evidence of a binding commitment that Resonate's successors must honor and, accordingly, in the event of any such merger transaction, the acquirer would be obligated to grant you a stock option on or about January 31, 2002. Such a stock option could be for the purchase of the acquirer's stock (as opposed to Resonate's), with an exercise price equal to the fair market value of such acquirer's stock on the New Option Grant Date, and would be unaffected by the acquirer's treatment of Resonate's existing stock option plans.

         In order to receive the New Option(s), you must continue to be employed by Resonate (or one of its subsidiaries), or a successor of Resonate, as of January 31, 2002. This Promise does not constitute a guarantee of employment with Resonate for any period. Your employment with Resonate will remain "at-will" and can be terminated by you or Resonate at any time, with or without cause or notice. If your employment with Resonate terminates before January 31, 2002, for any reason, you will lose all rights pursuant to this Promise to receive New Options.

         This Promise is subject to the terms and conditions of the offer to exchange options as set forth in: (i) the Offer to Exchange; (ii) the memorandum from Peter Watkins dated June 25, 2001; (iii) the Election Form previously completed and submitted by you to Resonate; (iv) this Promise; and (v) the Notice to Withdraw from the Offer (the "Exchange Offer Documents"), all of which are incorporated herein by reference. The documents described herein reflect the entire agreement between you and Resonate with respect to this transaction. This Promise may only be amended by means of a writing signed by you and a duly authorized officer of Resonate.


RESONATE INC.


By:_________________________________           Date:____________________, 2001